EXHIBIT 17

March 27, 2008

Dennis Shafer

Chairman, Board of Directors

Trustcash Holdings, Inc.

400 Park Avenue

Suite 11420

New York, New York 0022

Dear Dennis;

I hereby resign as a director of Trustcash Holdings, inc. (the “Company”), effective immediately.

I intend for this letter to constitute a written correspondence concerning the circumstances surrounding my resignation within the meaning of item 5M2(a)(2) of Form 8-K.

After being removed by a majority of the board as Chief Executive Officer of the Company on February 12, 2008 and as an officer and director of Trustcash LLC on March 4, 2008, it has become clear to me that I cannot properly discharge my responsibilities as a board member of Trustcash Holdings, Inc., since neither you nor our fellow board member and current Chief Executive Officer Kent Carasquero have been willing to engage with me in what I consider to be appropriate board deliberations and oversight.

I have deep concerns, which 1 have expressed to you and Kent, concerning the Company’s current operations and strategic direction. Also, I am not comfortable with recent disclosures from the Company to investors, including a series of public statements you apparently made earlier this month about the possible pending transaction with Paivis Corp. Since neither you nor Kent discussed these statements or the status of the Paivis transaction with me in advance of making them, I do not have sufficient information to judge the accuracy of these statements or to know whether a transaction with Paivis would or would not be in the best interests of the stockholders. In general, as a member of the Board, despite requests by me, I am not being provided with the information necessary to make fully informed decisions or to fulfill my duties as a director.

Best wishes,

/s/ Gregory Moss

Gregory Moss

cc: Kent Carasquero